UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-53087

IAO KUN GROUP HOLDING COMPANY LIMITED

(Translation of registrant’s name into English)

Alameda Dr. Carlos D’ Assumpcao No: 181-187
Centro Comercial do Grupo
Brilhantismo, 12 Andar T Macau
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

Iao Kun Group Holding Company Limited (the “Company”) previously announced that its Board of Directors authorized a regular semi-annual cash dividend of $0.014 per outstanding ordinary share each year after the release of the Company’s financial results for the six months ending June 30, and, for each year after the release of the Company’s year-end financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income for the most recently completed fiscal year less the amount paid pursuant to the six-month dividend described above, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend (the “Annual Dividend”).

On June 27, 2016, the Company issued a press release announcing that the 2015 Annual Dividend will be $0.008 per ordinary share outstanding as of July 8, 2016 and that the payment date for the 2015 Annual Dividend will be July 20, 2016.

The press release is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated June 27, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2016	IAO KUN GROUP HOLDING COMPANY LIMITED

	By:	/s/ Yip Cheuk Fai
		Name: Title:	Yip Cheuk Fai Chief Financial Officer

EXHIBIT INDEX

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated June 27, 2016